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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

08027564

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8-33543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lighthouse Securities, LTD.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 1 4 2008
THOMSON
FINANCIAL

241 Main Street
(No. and Street)

Hartford	CT	
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley Sadlak (860) 728-5594
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saslow Lufkin & Buggy, LLP
(Name — // individual, state last, first, middle name)

10 Tower Lane	Avon	CT	06001
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 2 8 2008

Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form arc not required to respond unless the form displays a currently valid OMB control number.

SD 3/10/08

Affirmation

I, Stanley T. Sadlak, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Lighthouse Securities, LTD. (the Company) for the years ended December 31, 2007 and 2006 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

02/25/08

Signature Date

Stanley T. Sadlak
President

Jennifer Silva
Notary Public

JENNIFER SILVA
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2012

Lighthouse Securities, LTD.
Independent Auditors' Report, Financial Statements and Supplemental Schedule
As of and for the Years Ended December 31, 2007 and 2006

Table of Contents

Saslow
Lufkin &
Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Auditors' Report

To the Board of Directors and Shareholder of
Lighthouse Securities, LTD.:

We have audited the accompanying statements of financial condition of Lighthouse Securities, LTD. (the Company) as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lighthouse Securities, LTD. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saslow Lufkin & Buggy, LLP

February 12, 2008

10 Tower Lane
Avon CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

Lighthouse Securities, LTD.
Statements of Financial Condition
December 31, 2007 and 2006

		2007		2006
Assets				
Cash and cash equivalents	$	21,607	$	11,634
Accounts receivable		-		2,500
Total assets	$	21,607	$	14,134

Liabilities and Shareholder's Equity

		2007		2006
Liabilities:				
Accrued expenses	$	4,700	$	3,100
Accrued state income tax		250		250
Total liabilities		4,950		3,350
Shareholder's equity:				
Common stock, $1 par value, 5,000 shares authorized, 1,000 shares issued and outstanding in 2007 and 2006		1,000		1,000
Paid-in capital		119,720		117,120
Accumulated deficit		(104,063)		(107,336)
Total shareholder's equity		16,657		10,784
Total liabilities and shareholder's equity	$	21,607	$	14,134

The accompanying notes are an integral part of these financial statements.

Lighthouse Securities, LTD.
Statements of Operations
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Commissions and service fees	$ 52	$ 25,453
General and administrative expenses:		
Management fees	23,750	4,900
Professional fees	4,700	4,100
Bad debt expense	1,250	-
Registration fees	1,135	1,403
Insurance	514	518
Office supplies and expenses	207	114
Customer lawsuit settlement	-	25,000
Commissions	-	12,700
Total general and administrative expenses	31,556	48,735
Loss from operations	(31,504)	(23,282)
Other income:		
Interest income	27	50
Other income	35,000	-
Total other income	35,027	50
Income (loss) before income taxes	3,523	(23,232)
Provision for income taxes	250	250
Net income (loss)	$ 3,273	$ (23,482)

The accompanying notes are an integral part of these financial statements.

Lighthouse Securities, LTD.
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2007 and 2006

	Common Stock		Paid-in	Accumulated	Total Shareholder's
	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2006	1,000	$ 1,000	$ 89,020	$ (83,854)	$ 6,166
Capital contribution	-	-	28,100	-	28,100
Net loss	-	-	-	(23,482)	(23,482)
Balance at December 31, 2006	1,000	1,000	117,120	(107,336)	10,784
Capital contribution	-	-	2,600	-	2,600
Net income	-	-	-	3,273	3,273
Balance at December 31, 2007	1,000	$ 1,000	$ 119,720	$ (104,063)	$ 16,657

The accompanying notes are an integral part of these financial statements.

Lighthouse Securities, LTD.
Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income (loss)	$ 3,273	$ (23,482)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Changes in assets and liabilities:		
Accounts receivable	2,500	(2,500)
Accrued expenses	1,600	(900)
Net cash provided (used) in operating activities	7,373	(26,882)
Cash flows from financing activities:		
Cash contribution from shareholder	2,600	28,100
Net cash provided by financing activities	2,600	28,100
Net increase in cash and cash equivalents	9,973	1,218
Cash and cash equivalents at beginning of year	11,634	10,416
Cash and cash equivalents at end of year	$ 21,607	$ 11,634
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ 250	$ 250

The accompanying notes are an integral part of these financial statements.

Lighthouse Securities, LTD.
Notes to the Financial Statements
For the Years Ended December 31, 2007 and 2006

Note 1 - General

Description of Business - Lighthouse Securities, LTD. (the Company) is a registered broker-dealer located in Hartford, Connecticut. The Company is wholly owned by Stanley T. Sadlak, President of the STS Group, Inc. (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and Securities Investor Protection Corporation (SIPC). The Company began operations as a broker-dealer upon receipt of its certificate of membership into the NASD effective May 7, 1985. The Company is primarily engaged in sales of investment instruments as authorized by the NASD.

The Company does not hold funds or securities for, or owe funds or securities to customers. The Company is involved in mutual fund sales and is subject to the reserve requirement provisions of Rule 15c3-3. However, to conform to the exemption provision under rule 15c3-3, the Company has established a segregated cash account for the exclusive benefit of customers and is exempt from the calculation of a reserve requirement within Rule 15c3-3 under the exemptive provision Section (k)(2)(i) of the Securities and Exchange Act of 1934.

The Company is subject to federal and state security laws, as well as the NASD. The Company is currently authorized to sell direct participant programs, unit trusts, variable annuities, and mutual funds.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents - The Company classifies all securities with original maturity dates of three months or less as cash equivalents.

Accounts Receivable - The Company considers accounts receivable to be fully collectible and, accordingly, utilizes the direct write-off method to record bad debts.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards 109 (SFAS 109) "*Accounting for Income Taxes.*" SFAS 109 requires the Company to account for income taxes under an asset and liability approach. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the tax and financial reporting bases of certain assets and liabilities.

Note 2 - Summary of Significant Accounting Policies (continued)

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Note 3 - Concentrations

The Company's sales are derived from commissions received on the sales of various investment contracts. Commission revenue from one company amounted to 88.4% and 99.9% of total revenues for the years ended December 31, 2007 and 2006, respectively.

Note 4 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2007 and 2006, the Company had net capital of $16,657 and $8,284 with a minimum net capital requirement of $5,000 for both years. The ratio of aggregate indebtedness to net capital was .30 to 1 and .40 to 1 for December 31, 2007 and 2006, respectively.

Note 5 - Related Party Transactions

Stanley T. Sadlak is both president and owner of the Company and the Parent. The Parent and its subsidiaries provide bookkeeping and management services to the Company. The Parent also absorbs certain costs incurred by the Company in the normal course of business. Furthermore, Stanley T. Sadlak is paid a commission for sales of investment instruments to "house" clients. The following amounts have been paid to related parties as of December 31, 2007 and 2006:

	2007	2006
STS Group, Inc. and subsidiaries:		
Management fees and bookkeeping services	$ 23,750	$ 4,900
Stanley T. Sadlak:		
Commission expense	$ -	$ 12,700

The management fee is charged for the use of the Parent's employees and facilities by the Company.

Note 6 - Income Taxes

At December 31, 2007, the Company has the following loss carryforwards to reduce federal and Connecticut state income in future years:

	Loss Carryforward	Deferred Tax Asset	Valuation Allowance
Federal			
Expires 2008	$ 4,141	$ 621	$ (621)
Expires 2009	6,537	981	(981)
Expires 2010	3,235	485	(485)
Expires 2011	2,559	384	(384)
Expires 2018	4,500	675	(675)
Expires 2019	10,509	1,576	(1,576)
Expires 2020	7,834	1,175	(1,175)
Expires 2021	15,369	3,055	(3,055)
Expires 2022	4,645	697	(697)
Expires 2023	5,143	771	(771)
Expires 2024	2,715	407	(407)
Expires 2025	3,695	554	(554)
Expires 2026	23,482	3,522	(3,522)
Total Federal	$ 94,364	$ 14,903	$ (14,903)
Connecticut			
Expires 2021	$ 11,596	$ 870	$ (870)
Expires 2022	4,395	330	(330)
Expires 2023	4,893	367	(367)
Expires 2024	2,416	181	(181)
Expires 2025	3,445	258	(258)
Expires 2026	23,232	1,742	(1,742)
Total Connecticut	$ 49,977	$ 3,748	$ (3,748)

The valuation allowance decreased $755 and increased $4,971 in 2007 and 2006, respectively.

Note 7 - Commitments and Contingencies

During the course of its operations, the Company grants credit to certain institutions under commission arrangements. Credit granted to these institutions is unsecured and subject to losses. Management closely monitors the institutions to whom it grants credit and does not see this risk of loss as significant.

Note 8 - Examination

During the year ended December 31, 2006, the Company underwent a routine examination with the NASD. During this examination, there were four violations noted. None of these violations have an impact on the audited financial statements. Management has taken the proper corrective action. There was no examination during 2007.

Note 9 - Other income

The Company received a one-time special payment of $35,000 from the Financial Industry Regulatory Authority as a benefit of the consolidation of NASD and the NYSE Member Regulation.

Lighthouse Securities, LTD.
Computation of Net Capital and Aggregate Indebtedness Pursuant To Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007 and 2006

	2007		2006	
Net Capital:				
Shareholder's equity	$	16,657	$	10,784
Nonallowable asset:				
Accounts receivable		-		(2,500)
Total net capital		16,657		8,284
Less net capital requirement [greater of $330 and $223 in 2007 and 2006, respectively (6.67% of aggregate indebtedness) or $5,000]		5,000		5,000
Net capital in excess of requirements	$	11,657	$	3,284
Aggregate Indebtedness:				
Total liabilities	$	4,950	$	3,350
Aggregate indebtedness	$	4,950	$	3,350
Ratio of aggregate indebtedness to net capital		.30 to 1		.40 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006:				
Net capital, as reported in Company's Part II (unaudited Focus report)			$	7,548
Nonallowable asset:				
Accounts receivable				(2,500)
Audit adjustment to decrease commission expense				3,236
Net capital per above			$	8,284

Note: There was no material difference between net capital and aggregate indebtedness as reported above and that previously reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2007.

See independent auditors' report.

Saslow
Lufkin &
Buggy, LLP

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Supplemental Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of
Lighthouse Securities, LTD.:

In planning and performing our audit of the financial statements of Lighthouse Securities, LTD. (the Company) for the year ended December 31, 2007, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expression an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

10 Tower Lane
Avon CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with general accepted accounting principles such that there is a more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

Saslow
Lufkin &
Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

February 12, 2008

END